Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Reporting Issuer

Almaden Minerals Ltd. (the “Issuer”)
Suite 1103 – 750 West Pender Street
Vancouver, B.C.
V6C 2T8

Item 2.	Date of Material Change

February 11, 2015

Item 3.	Press Release

The News Release dated February 11, 2015 was disseminated via Marketwired.

Item 4.	Summary of Material Change

The Issuer closed a non-brokered private placement by the issuance of 4,420,000 units (“Units”) at $1.25 per Unit. Each Unit consists of one common share of the Issuer and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a “Warrant”). Each Warrant allows the holder to purchase one common share of the Issuer at a price of $2.00 per common share until February 11, 2016. Fees consisting of $212,626 in cash and warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 were paid to finders on a portion of the placement.

Duane Poliquin, Chairman of the Board of the Issuer, as to 120,000 Units, Ernesto Echavarria, a greater than 10% shareholder of the Issuer, as to 320,000 Units and Douglas McDonald, a senior officer of the Issuer, as to 14,000 Units, acquired Units under the private placement. Such participation is considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”). The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, such persons exceeds 25% of the Issuer’s market capitalization.

Item 5.	Full Description of Material Change

See attached Schedule “A” News Release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The executive officer of the Issuer who is knowledgeable about the material change and this Material Change Report is Morgan J. Poliquin, President and Chief Executive Officer, whose business telephone number is (604) 689-7644.

Item 9.	Date of report

February 12, 2015

ALMADEN MINERALS LTD. Per: “Duane Poliquin” ______________________________ Duane. Poliquin Chairman

Schedule “A”

NEWS RELEASE
February 11, 2015
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN MINERALS LTD. ANNOUNCES CLOSING OF $5,525,000
NON-BROKERED PRIVATE PLACEMENT

Almaden Minerals Ltd. (“Almaden” or the “Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce that it has closed a non-brokered private placement involving the issuance of 4,420,000 units (“Units”) at $1.25 per Unit.  Each Unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a “Warrant”).  Each Warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  Fees consisting of $212,626 in cash and warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 were paid to finders on a portion of the placement.

Duane Poliquin, Chairman of the Board of the Company, as to 120,000 Units, Ernesto Echavarria, a greater than 10% shareholder of the Company, as to 320,000 Units, and Douglas McDonald, a senior officer of the Company, as to 14,000 Units, acquired Units under the private placement.  Such participation in the private placement is considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”).  The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, such persons exceeds 25% of the Company’s market capitalization.

Almaden intends to use the proceeds of the private placement to advance its Ixtaca deposit towards the completion of a pre-feasibility engineering study and for general working capital.

Morgan Poliquin, President of Almaden, states “this financing bolsters Almaden’s existing cash position and positions us to execute with confidence on our key plans for this year, namely execution of the corporate spin-out announced late last year and the completion of a Pre-Feasibility study on our Ixtaca project. We look forward to providing updates to shareholders in the coming months as these developments move forward”.

About Almaden
Almaden is a well-financed mineral exploration company working in North America.  The Company has assembled mineral exploration projects, including the Ixtaca deposit through its grassroots exploration efforts.  Almaden’s business model is to provide shareholders with opportunities for capital gain by using its technical expertise to find, acquire and develop mineral properties.  The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring and developing several of its projects including the Ixtaca deposit.

On Behalf of the Board of Directors,

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

THIS NEWS RELEASE IS A MATTER OF RECORD ONLY, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THE OFFERING IN QUESTION WAS NOT REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.